

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Mr. Neil Muller
President
Fresh Start Private Management, Inc.
999 N. Tustin Avenue
Suite 16
Santa Ana, CA 92705

> **Re: Fresh Start Private Management, Inc.**
> **Form 8-K**
> **Filed November 4, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 21, 2011**
> **File No. 000-54208**

Dear Mr. Muller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 4, 2011

Item 2.01 – Completion of Acquisition or Disposition of Assets

Form 10 Disclosure

Description of Business

Overview of FSP

1. You state that you "have experienced a high rate of success with very few of [y]our [clients] starting to drink during the first year after the [Naltrexone] implant is inserted."

If known, please discuss your rate of success after the first year given that the Naltrexone pill dissolves during the first 12 months following its implantation.

Service and Program

2. You disclose that you have treated over 100 patients since you began operating and that the alcohol treatment services cost $44,300 per patient. Please disclose how much of the $44,300 you receive for each patient. We note your disclosures regarding amounts that you must pay to your service providers. Additionally, please disclose how the $44,300 is allocated between the medical procedure and the life coaching.

Treatment Philosophy

3. In several places throughout your report, you state that Fresh Start Private, Inc., your wholly-owned subsidiary, engages in alcohol and drug rehabilitation. However, your disclosure in this section only discusses your alcohol treatment program. Additionally, you state in this section that you "focus entirely on the treatment of alcohol addiction." Please revise your disclosures to clarify whether you engage in both alcohol and drug rehabilitation or just the alcohol treatment program.

Marketing and Strategy

4. You disclose that you paid Clear Channel $5,000 for costs and expenses. Please disclose the time period covered by this fee. Additionally, you disclose that you pay Clear Channel an additional $3,000 for each patient it successfully refers to you and that Clear Channel has referred 40 patients to you. Please disclose the reason for the remaining $31,000 in fees that you have paid to Clear Channel. In this regard, we note your statement that you have paid $156,000 to Clear Channel, but this amount appears to account for more than the expenses you disclose.

Growth Strategy

5. You state that you "expect to expand across the United States." Please disclose your plans for providing services in areas of the country other than Santa Ana. In this regard, we note you outsource the medical procedures and life coaching services to other Santa Ana companies.

Description of Properties

6. Please update your disclosures in this section to refer to your current lease commitments. In this regard, we note it appears that the lease you reference expired on May 1, 2011. Additionally, please reconcile this disclosure with your disclosure in Note 11 to both the audited and unaudited financial statements.

Risk Factors

7. Please ensure your risk factors are tailored to your company. In this regard, we note references to "production lines" and the PRC in the third risk factor, but you do not appear to draw connections to production lines or the PRC in your report.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Reverse Acquisition of FSP

8. You state that you are currently seeking funding to begin expanding across the United States and that you hope to open up to 10 new clinics in the next 12 months. You further state that you expect to operate up to 50 clinics in the next 3 years. Please disclose the anticipated costs that will be needed to open these new clinics as well as how much of that amount will be needed in the next 12 months. Additionally, please disclose whether you have any commitments for financing. If you do not have any commitments for financing, please disclose how you anticipate funding these new clinics. Finally, please either revise this section or the "Growth Strategy" subsection of your business section so that they are consistent with one another. In this regard, we note your discussion in the "Growth Strategy" subsection makes the opening of additional clinics contingent upon the success of one clinic you hope to open in Connecticut in the next 12 months.

Results of Operations

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2010

Revenues

9. Since you attribute the increase in your revenues during the six months ended June 30, 2011 to an increase in your advertising activity, please revise your MD&A discussion for the six months ended June 30, 2011 to quantify the fluctuations in your advertising expenses between the periods presented. Please also revise to explain which financial statement line item(s) were affected by these fluctuations.

Total Expenses

10. We note your disclosure that consulting fees increased from $240 for the six months ended June 30, 2010 to $141,570 for the same period in 2011. We further note your disclosure that during this same time period, office and general fees increased from $47,344 to $210,900 and professional fees increased from $300 to $37,294. You state that these increases are attributable to your increasing activity in executing your business plan. Please revise this disclosure to provide a more detailed discussion of the reasons

for these large increases in expenses. For example, please discuss the consulting services the company received, discuss whether you leased a new facility, etc. In this regard, we note the current disclosure does little to explain to investors why these expenses increased the way they did. This comment also applies to "Total Expenses" for "Fiscal 2010 Compared With Fiscal 2009."

Liquidity and Capital Resources

11. Please revise to more clearly explain how you have determined that your revenues for the next twelve months will be adequate to cover minimum operating cash requirements. We note that you have a history of operating cash flow losses. We also note that this statement seems to contradict disclosures in Note 3 to your audited financial statements in which you state that you do not have a source of revenue sufficient to cover your operating costs and, therefore, there is substantial doubt about your ability to continue as a going concern. Please revise your filing accordingly.

Directors and Executive Officers

12. Please disclose how long Dr. Andrade has served in his current position with the company. In this regard, we note you do not include 2009 disclosure for Dr. Andrade in your Summary Compensation Table. Additionally, please clarify in which pre-merger entity, if any, each named executive officer and director held a position, and disclose the position.

Certain Relationships and Related Transactions, and Director Independence

13. In this section, you identify companies controlled by Dr. Andrade and Neil Muller. Please discuss these companies in the "Directors and Executive Officers" section. Refer to Item 401(e) of Regulation S-K. Additionally, in this section, please disclose the type of consulting services the company receives from Terranautical Global Investments, Premier Aftercare Recovery Service, and West Coast Health Consulting, Inc. In your discussion, please be sure to address any potential conflicts of interest that may arise from management's relationship with these companies.

14. Please disclose the type of consulting services provided to the company by Dr. Andrade. Additionally, please describe this arrangement, its purpose, and any conflict of interest considering Dr. Andrade is your chief executive officer.

15. Please tell us what consideration you gave to filing the promissory note, dated August 5, 2010, as an exhibit to this report. Refer to Item 601(b)(10) of Regulation S-K.

16. In the last sentence of this section, you state that certain parties, since the date of incorporation, have not had any material interest in any transaction with you. However, in this section, you disclose several transactions in which some of these parties have what

appear to be material interests. For example, you receive consulting services from Dr. Andrade and from companies controlled by Dr. Andrade and Neil Muller. Please revise your disclosures as appropriate.

Market Price of and Dividends on our Common Equity and Related Stockholder Matters

Market Information

17. Please disclose the high and low bid prices for your common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included. Refer to Item 201(a)(1)(iii) of Regulation S-K.

Item 3.02 – Unregistered Sales of Equity Securities

18. Please ensure you include all information for all periods required by Item 701 of Regulation S-K. In this regard, we note your disclosure in Notes 6 and 7 to both the audited and unaudited financial statements, as well as your disclosure in Note 12 to the unaudited financial statements, disclose unregistered transactions that do not appear in your Item 3.02 disclosure.

Exhibit 99.1 – Audited Financial Statements

General

19. Please revise your filing to include an audit opinion covering the financial statements of Fresh Start Private, Inc. as of and for the periods ended December 31, 2010 and 2009. Please refer to Item 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. If the auditor for Fresh Start Private, Inc. is not the same as the auditor for Fresh Start Private Management, Inc., then please also file an Item 4.01 8-K that includes the information required by Item 304 of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

20. Please revise your revenue recognition policy to more clearly explain the specific criteria you use to determine that revenue as been both earned and realized (or realizable) at the time revenue is recognized. Please also revise to explain what deferred revenue represents and the criteria you use to recognize revenue that was previously deferred. As a related matter, your income statement presentation should differentiate between gross service revenue and net service revenue (after the effects of the provision for contractual adjustments). Please refer to ASC 954-605-25 and 954-605-50.

Cost of Revenue

21. Please revise to disclose in greater detail the types of costs included in the line items cost of revenue as well as office and expenses.

Note 7 – Related Parties Transaction

22. Please tell us and revise your filing to more fully explain which shareholders were issued common shares on August 14, 2010 for consulting services, the number of shares received by each shareholder, and the nature of the consulting services rendered by each shareholder. Please also tell us the number of shares issued to Jorge Andrade's family members and the nature of consulting services rendered by these family members.

Exhibit 99.2 – Unaudited Financial Statements

General

23. Please address the above comments in your interim financial statements as applicable.

24. Please amend this Form 8-K to include September 30, 2011 interim financial statements of Fresh Start Private, Inc. and revise the related financial information throughout the filing accordingly.

Note 1 – Nature of Operations and Basis of Presentation

25. Your financial statements for the year ended December 31, 2010 indicated that Fresh Start Private, Inc. was considered a development stage company. We note that similar disclosure does not appear in your interim financial statements for the three and six months ended June 30, 2011. If you no longer consider Fresh Start Private, Inc. to be a developmental stage company for fiscal 2011, please revise your financial statements to indicate that it was a developmental stage company in prior years as required by ASC 915-235-50. Otherwise, please revise to provide the additional information required by ASC 915-205-45-2 through 45-4.

Note 3 – Pro Forma Assumptions
Note 4 – Unaudited Pro Forma Adjustments

26. Please tell us and disclose how you determined that this transaction should be reflected as a recapitalization transaction notwithstanding the fact that the shareholders of Fresh Start Private (the operating company) only appear to have received 31.3% of the shares of the combined entity. Please also tell us for the post merger entity the names and titles of each of the board members and key executives. For each person identified, please tell us which of the two pre merger entities that person held a position for and the title of that position.

Note 12 – Subsequent Events

27. Please tell us what consideration you gave to filing the debt facility agreement as an exhibit to the report. Refer to Item 601(b)(10) of Regulation S-K.

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statements

General

28. Please include a pro forma statement of operations for the year ended December 31, 2010. Please also update the pro forma balance sheet and the interim period pro forma statement of operations to September 30, 2011.

29. Please revise to give pro forma effect to the termination of the license agreement as discussed in Item 1.02 of this Form 8-K.

Pro Forma Balance Sheet

30. Please revise to reflect the pro forma credit adjustment for $16,000 as an adjustment to APIC, rather than as an adjustment to Fresh Start Private Management's common stock. Please also revise to reflect, if true, the legal issuance of 37,000,000 shares of Fresh Start Private Management Inc.'s common stock to the former shareholders of Fresh Start Private, Inc.

Form 10-Q for the Quarterly Period Ended September 30, 2011

General

31. Please address the above comments in your interim reports as applicable.

Management's Discussion and Analysis or Plan of Operations

Competitive Factors

32. You state that the Fresh Start team has successfully treated over 5,000 patients and that the Fresh Start Program is less expensive than many traditional treatment centers. However, in your Form 8-K filed November 4, 2011, you stated that you have only treated over 100 patients and that many of your competitors' services are much cheaper. Please advise, or revise your disclosures as appropriate.

Legal Proceedings

33. We note that you do not disclose any legal proceedings. However, in your Form 8-K filed November 4, 2011, you discuss a law suit filed against you by 1040 Tax Gals, LLC

on August 5, 2011. Please tell us whether this law suit has been resolved, and if it has not, please revise your report to disclose the information required by Item 103 of Regulation S-K.

Exhibits 31.1 and 32.1

34. Please confirm to us whether Dr. Andrade also signed the certifications in his capacity as principal financial officer of the company. If he did not, please file an amendment to your Form 10-Q to include certifications by the principal financial officer. In future filings, please be sure to clearly identify that the principal financial officer is signing the certifications in that capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-mail
Gregg E. Jaclin, Esq.
Anslow + Jaclin LLP